UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Babcock & Wilcox Enterprises, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

05614L100

(CUSIP Number)

ERIC SINGER

VIEX Capital Advisors, LLC

825 Third Avenue, 33rd Floor

New York, New York 10022

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 25, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05614L100

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP - Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,815,302+
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,815,302+
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,815,302+
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

PN

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

+ Includes 693,500 Shares underlying call options currently exercisable.

2

CUSIP NO. 05614L100

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,815,302+
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,815,302+
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,815,302+
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

OO

+ Includes 693,500 Shares underlying call options currently exercisable.

3

CUSIP NO. 05614L100

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,710,328+
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,710,328+
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,710,328+
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

IA

+ Includes 693,500 Shares underlying call options currently exercisable.

4

CUSIP NO. 05614L100

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,710,328+
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,710,328+
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,710,328+
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

IN

+ Includes 693,500 Shares underlying call options currently exercisable.

5

CUSIP NO. 05614L100

The following constitutes the Amendment No.1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amend the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated as follows:

The 2,121,802 Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,121,802 Shares beneficially owned by Series One is approximately $6,990,652, including brokerage commissions. The aggregate purchase price of the call options currently exercisable into 693,500, Shares beneficially owned by Series One, as further described in Item 6 below, is approximately $1,206,990, including brokerage commissions.

VIEX Capital has purchased 895,027 Shares on behalf of a managed account with working capital in open market purchases. The aggregate purchase price of such 895,027 Shares is approximately $3,576,927, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

The Reporting Persons reiterate their belief that significant value exists in the Shares based on its strong global position in its industrial, power and renewable businesses. However, in order for value to be realized in light of recent execution issues in the Issuer’s renewable segment and the decline in the Issuer’s share price, the Reporting Persons believe the Board must take immediate action to monetize assets and make aggressive cost reductions, including corporate overhead, to enhance liquidity. The Reporting Persons expect the Board to act most expeditiously on these fronts. To the extent the Board does not present a credible plan on cost reductions and asset divestitures on the Issuer’s Q3 earnings call in November 2017, the Reporting Persons may seek to reconstitute the Board at the Issuer’s 2018 annual meeting of stockholders.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is amended and restated as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 44,045,568 Shares outstanding, which reflects 48,880,390 shares of common stock outstanding as of July 31, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2017, less 4,834,822 shares repurchased by the Issuer as reported by the Issuer in its Current Report on Form 8-K filed on August 15, 2017.

A.	Series One
(a)	As of the close of business on October 26, 2017, Series One beneficially owned directly 2,815,302 Shares, including 693,500 Shares underlying call options currently exercisable.

Percentage: Approximately 6.4%

6

CUSIP NO. 05614L100

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,815,302
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,815,302
(c)	The transactions in the Shares by Series One since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	VIEX GP
(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 2,815,302 Shares owned by Series One, including 693,500 Shares underlying call options currently exercisable.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,815,302
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,815,302
(c)	VIEX GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by Series One since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	VIEX Capital
(a)	VIEX Capital, as the investment manager of Series One and the managed account to which VIEX Capital has sole voting and dispositive power over, may be deemed the beneficial owner of 3,710,328, including 693,500 Shares underlying call options currently exercisable.

Percentage: Approximately 8.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,710,328
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,710,328
(c)	The transactions in the Shares by VIEX Capital on behalf of the managed account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares by Series One since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Eric Singer
(a)	Mr. Singer, as the managing member of VIEX Capital, may be deemed the beneficial owner of the 3,710,328 Shares deemed to be beneficially owned by VIEX Capital, including the 693,500 shares underlying call options currently exercisable.

Percentage: Approximately 8.4%

7

CUSIP NO. 05614L100

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,710,328
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,710,328
(c)	Mr. Singer has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by Series One and VIEX Capital on behalf of the managed account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following:

Series One purchased in the over-the-counter market, American-style call options referencing 300,000 Shares, which have an exercise price of $2.50 per share and expire on February 16, 2018. Schedule A is incorporated herein by reference.

8

CUSIP NO. 05614L100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2017

VIEX Opportunities Fund, LP - Series One

By:	VIEX GP, LLC
General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

9

CUSIP NO. 05614L100

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX opportunities fund, LP – Series one

Purchase of February 2018 Call Options ($2.50 strike price)	3,000	1.90	10/13/2017

VIEX capital advisors, llc
(on behalf of a managed account)

Purchase of Common Stock	78,369	4.0077	10/13/2017
Purchase of Common Stock	65,000	4.2690	10/19/2017
Purchase of Common Stock	305,600	4.1271	10/25/2017
Purchase of Common Stock	135,099	4.0512	10/26/2017